

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2012

Via Facsimile
Mr. Shigeru Kimura
Director and Managing Executive Officer
Kubota Corporation
2-47, Shikitsuhigashi 1-Chome,
Naniwa-Ku, Osaka, JAPAN

> **Re: Kubota Corporation**
> **Form 20-F for the fiscal year ended March 31, 2012**
> **Filed June 29, 2012**
> **File No. 1-07294**

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Matters Related to the Health Hazard of Asbestos, page 28

Contingencies Regarding Asbestos-Related Matters, page 29

1.   We note your tabular presentation of resident claimants. It appears that this information differs from the information you provided to us in your correspondence filed on December 28, 2011 on EDGAR. Please provide us with an explanation of the differences in these tabular presentations.

2.   In addition, we note your disclosure on page 28 which indicates that, "Since the Company established its internal policies and procedures of relief payment program, the Company has received claims for relief payments from 253 residents and made payment to 232 of those residents…" Given this disclosure as well as your tabular disclosure on page 29 which indicates that no residents were denied payment, it appears that there should be 21 claimants under review at March 31, 2012. With a view towards future disclosure please explain why the number of resident claimants under review at the end of the period is not 21.

<u>Footnotes to the Financial Statements</u>

<u>19. Commitments and Contingencies, page F-40</u>

<u>Matters Related to Health Hazard of Asbestos, page F-42</u>

<u>(Accounting for Asbestos-Related Expenses), page F-42</u>

3.   Your disclosure indicates that you accrued the possible payments calculated by using the historical designation rate of your payment program since the payments to those claimants are considered to be probable and that your accrued balance at March 31, 2012 was ¥530 million. With a view towards future disclosures, please explain how you determined this accrual amount and also tell us whether it includes your expected payments to the 21 resident claimants who appear to still be under review at March 31, 2012. If the accrual does not include estimated payments related to the 21 residents still under review, please explain why not.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Branch Chief